UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934
(Amendment No. 1 )*

Trans-Industries, Inc.
(Name Of Issuer)

Common stock, par value $0.10
(Title of Class of Securities)

893239103
(CUSIP Number)

December 31, 2000
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

	[  ]	Rule 13d-1(b)

	[X]	Rule 13d-1(c)

	[  ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.  	893239103			SCHEDULE 13G

1 NAME OF THE REPORTING PERSON

  STEVEN T. NEWBY

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF
  A GROUP						(a) [  ]
							(b) [X]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION

  UNITED STATES

NUMBER OF		5	SOLE VOTING POWER
SHARES			300,000
BENEFICALLY	      6	SHARED VOTING POWER
OWNED BY			-0-
EACH			7	SOLE DISPOSITIVE POWER
REPORTING			300,000
PERSON		8	SHARED VOTING POWER
WITH				-0-

9 AGGREGATE AMOUNT BENEFICALLY OWNED BY
  EACH REPORING PERSON
  300,000

10 CHECK THE BOX IF THE AGGREGATE AMOUNT IN
   ROW (9) EXCLUDES CERTAIN SHARES    [  ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT
   IN ROW (9)
   9.5%

12 TYPE OF REPORTING PERSON
   IN

The purpose of this filing is to reflect the beneficial ownership of the $0.00 par value Common Stock of Trans-Industries, Inc.
by Steven T. Newby as of December 31, 2000.

ITEM 1.
(a) Trans-Industries, Inc.
(b) 2637 S. Adams Road
Rochester Hills, MI  48309

ITEM 2.
(a) Steven T. Newby
(b) 555 Quince Orchard Road, Suite 606
    Gaithersburg, MD  20878
(c) USA
(d) Common Stock, par value $0.10
(e) 893239103

ITEM 3.  Passive Investor

ITEM 4.  Ownership

	(a) Amount beneficially owned: 300,000.
	(b) Percent of class: 9.5%.
	(c) Number of shares as to which the person has:
		(i)  Sole power to vote or to direct the vote 300,000.
		(ii) Shared power to vote or direct the vote -0-.
		(iii)Sole power to dispose or to direct the
		     disposition of 300,000.
		(iv) Shared power to dispose or to direct the
		     disposition of -0-.

ITEM 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  Ownership of More than Five Percent on Behalf of
         Another Person

         NONE

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
         Holding Company

	   NONE

ITEM 8.  Identification and Classification of Members of the
         Group

	   NONE

ITEM 9.  Notice of Dissolution of Group

         NONE

ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 19, 2001		 /S/: STEVEN T. NEWBY
				      STEVEN T. NEWBY